Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

VALEANT PHARMACEUTICALS INTERNATIONAL

ONE EYE MERGER SUB, INC.,

and

Unilens Vision Inc.

Dated as of July 10, 2015

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 10, 2015 (this “Agreement”), by and among Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), One Eye Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Unilens Vision Inc., a Delaware corporation (the “Company”).  All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.6 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.  Parent, Merger Sub and the Company are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) resolved and agreed to recommend adoption of this Agreement by the stockholders of the Company (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent has approved this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the board of directors of Merger Sub has (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Merger Sub and its sole stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are entering into an agreement (the “Voting Agreement”) pursuant to which each such Person has agreed, among other things, to vote the Shares held by such Person in favor of the Merger; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to establish various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
THE MERGER

1.1              The Merger.

(a)                Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease (the “Merger”).  The Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Section 1.1.  The Merger shall have the effects set forth in the applicable provisions of the DGCL.

(b)                At the Effective Time, the Company Certificate and Company Bylaws shall be amended and restated to be in the form of (except with respect to the name of the Company) the certificate of incorporation and bylaws, respectively, of Merger Sub and as amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(c)               The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The officers of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d)                If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.2              Closing; Effective Time; Effect of the Merger.

(a)                The closing of the Merger (the “Closing”) shall take place as soon as practicable following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, California 90067, unless another time, date or place is agreed to in writing by the Parties.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b)               Concurrently with or as soon as practicable following the Closing, Parent, Merger Sub and the Company shall cause an appropriate certificate of merger or other appropriate documents (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL.  The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the Parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

(c)                The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

ARTICLE II
EFFECT ON THE CAPITAL STOCK OF SECURITIES IN THE MERGER

2.1              Conversion of Securities.

  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)                Conversion of Company Common Stock.  The shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (which shares of the Company Common Stock are herein referred to as the “Shares”), other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares, shall be automatically converted into the right to receive $12.75 in cash, without interest (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e).

(b)               Cancellation of Treasury Stock and Parent-Owned Stock.  All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary, and all Shares owned of record by Parent, Merger Sub or any of their respective wholly owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect to such Shares.

(c)                Merger Sub Common Stock.  Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d)               If, from and after the date of this Agreement until the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division, or subdivision of shares, stock dividend or stock distribution, reverse stock split, consolidation of shares, reclassification, recapitalization, readjustment or other similar transaction, then the Merger Consideration shall be appropriately adjusted, but in no event shall the aggregate amount of Merger Consideration payable pursuant to this Agreement be increased or decreased due to such transaction.

2.2              Payment for Securities; Surrender of Certificates.

(a)                Paying Agent.  At or prior to the Effective Time, Parent shall designate a reputable bank or trust company reasonably acceptable to the Company to act as the paying agent (the “Paying Agent”) for purposes of effecting the payment of the Merger Consideration in connection with the Merger.  At or promptly after the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement (such cash, the “Payment Fund”).  The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available).  Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of holders of Shares.  In no event, however, shall any such investment or any such payment of earnings delay the receipt by former holders of Shares of the Merger Consideration or otherwise impair such holders’ rights hereunder.  To the extent that there are any losses with respect to any such investments or the fund diminishes for any reason below the level required for the Paying Agent to promptly pay the Merger Consideration to all those entitled thereto, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in such fund so as to ensure that such fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

(b)               Procedures for Surrender.  As promptly as practicable after the Effective Time, Parent or the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement:  (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, with respect to Certificates, only upon delivery of the Certificates (or affidavit of loss in lieu of the Certificates as provided in Section 2.2(f)) to the Paying Agent, and with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request)to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent and the Company may reasonably specify, and (ii) instructions for effecting the surrender of the Certificates (or affidavit of loss in lieu of the Certificates as provided in Section 2.2(f)) or Book-Entry Shares in exchange for payment of the Merger Consideration.  Upon surrender of Certificates (or affidavit of loss in lieu of the Certificates as provided in Section 2.2(f)) and Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent or the Surviving Corporation, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, or receipt of an “agent’s message” by the Paying Agent, with respect to Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), the holder of such Certificates or Book-Entry Shares shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates and for each Book-Entry Share.  Any Certificates and Book-Entry Shares so surrendered shall be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid.  Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.  Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without interest.  No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

(c)                Transfer Books; No Further Ownership Rights in Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)               Termination of Fund; Abandoned Property; No Liability.  At any time following twelve months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e).  If immediately prior to such time on which any payment would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws, any holder of Certificates or Book-Entry Shares has not complied with the procedures in Section 2.2(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.  Notwithstanding the foregoing, to the fullest extent permitted by Law, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)                Withholding Rights.  Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the relevant Merger Consideration, Option Payment or Change in Control Payment otherwise payable pursuant to this Agreement to any holder of Shares or Company Options or any payee of a Change in Control Payment, as applicable, such amounts that it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign Law, including with respect to stock transfer Taxes payable by the holder.  To the extent that amounts are so deducted and withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Options or the payee of a Change in Control Payment, as applicable, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.

(f)                Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a); provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3              Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and shall instead be entitled to payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL.  If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, waived, withdrawn or expired, into and shall be exchangeable solely for the right to receive the Merger Consideration in accordance with Section 2.1(a), without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e).  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and to control all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or agree to do any of the foregoing.

2.4              Treatment of Company Options; Stock Plans.

(a)                Treatment of Company Options.  Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares (the “Company Options”), under the Unilens Vision Inc. Incentive Stock Option Plan (the “Company Stock Plan”), whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 2.2(e)) of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (such amounts payable hereunder being referred to as the “Option Payments”).  From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment.

(b)               Payments Through Payroll.  Any payment to which a holder of Company Options becomes entitled pursuant to this Section 2.4 shall be made through the Surviving Corporation’s payroll as promptly as practicable, but no later than three Business Days, following the Effective Time.  Parent and Merger Sub shall ensure that the Surviving Corporation has an amount in cash sufficient to pay all amounts required by the foregoing sentence.

(c)                Termination of Company Stock Plan.  After the Effective Time, the Company Stock Plan shall be terminated and no further Company Options or other rights with respect to Shares shall be granted thereunder.

2.5              Change in Control Payments.

(a)                Change in Control Payments.  Parent shall pay the Company at Closing all amounts necessary to discharge fully the amounts required to be paid under the agreements set forth on Section 3.12(f) of the Company Disclosure Schedule in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (any such required payment, a “Change in Control Payment”).  All Change in Control Payments shall be subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 2.2(e).

(b)               Payments Through Payroll.  All Change in Control Payments shall be made through the Surviving Corporation’s payroll as promptly as practicable, but no later than three Business Days, following the Effective Time.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in writing in the disclosure schedule delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or Subsection of this Agreement, it being understood that the disclosure in any section or subsection of the Company Disclosure Schedule shall be deemed to qualify or apply to other Sections or Subsections of this Agreement to the extent (and only to the extent) that it is reasonably apparent from a plain reading of the disclosure that such disclosure also qualifies or applies to such other Sections or Subsections or (ii) as disclosed in the Designated Filings, but (a) without giving effect to any amendment thereof filed with the SEC on or after the date hereof and (b) excluding disclosures in the “Risk Factors” and “Forward-Looking Statements” sections of such reports and other disclosures that are similarly predictive or forward-looking in nature, the Company represents and warrants to Parent and Merger Sub as follows:

3.1              Organization and Qualification; Subsidiaries.

(a)                The Company and each of its Subsidiaries (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”) is a corporation or other legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company or any of the Company Subsidiaries.

(b)               The Company has made available to Parent and Merger Sub true and complete copies of the currently effective Certificate of Incorporation of the Company (the “Company Certificate”) and By-laws of the Company (the “Company Bylaws”), and the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary.  The Company is not in violation of the Company Certificate or Company Bylaws, and the Company Subsidiaries are not in violation of their respective organizational or governing documents.

(c)                Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary.

3.2              Capitalization.

(a)                The authorized capital stock of the Company consists of (i) 30,000,000 shares of Company Common Stock, par value $0.001 per share, of which, as of the close of business on July 9, 2015, there were 1,755,832 shares issued and outstanding (none were held in the treasury of the Company) and (ii) 3,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), of which no shares are issued and outstanding or reserved for future issuance under any agreement, arrangement or understanding.  All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)               As of the close of business on July 9, 2015, the Company had no shares of Company Common Stock or Company Preferred Stock reserved for or otherwise subject to issuance, except for 135,000 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options under the Company Stock Plan and 96,935 shares of Company Common Stock reserved for issuance and available for grant under the Company Stock Plan (not including shares of Company Common Stock reserved for issuance with respect to outstanding Company Options).  All of the Company Options have been granted to directors, employees and consultants of the Company and the Company Subsidiaries (or any predecessor company) pursuant to the Company Stock Plan.  Each Company Option (A) was granted in compliance in all material respects with all applicable Law and all of the terms and conditions of the Company Stock Plan, (B) has a grant date identical to the date on which the Company Board (or, if appropriate, any committee thereof) actually awarded such Company Option, (C) qualifies for the tax and accounting treatment afforded to such Company Option in the Tax Returns of the Company and the Company SEC Documents, respectively, and (D) was granted with an exercise price per Share that was not less than the fair market value of a Share on the date of grant.  All shares of Company Common Stock subject to issuance under the Company Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.  Section 3.2(b)(i) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of (A) each holder of Company Options, (B) the number of shares of Company Common Stock subject to each Company Option (i.e., the original amount less exercises, if applicable, and any cancellations) and (C) the grant date, exercise or purchase price, expiration date and vesting schedule of each such Company Option.

(c)                Except for Company Options to purchase not more than 135,000 shares of Company Common Stock, there are no options, warrants or other rights, agreements, arrangements, stock appreciation rights, calls or commitments of any character (i) relating to any Equity Interests of the Company or any Company Subsidiary or (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary.

(d)               There are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any shares of Company Common Stock or other Equity Interests in the Company or any Company Subsidiary.

(e)                Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(f)                The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person.  Since the close of business on June 30, 2014, no Company Subsidiary has issued any shares of capital stock or other Equity Interests.

3.3              Authority.

(a)                The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.6 are true and correct, to consummate the transactions contemplated hereby (assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings described in Section 3.5 have been made).  The execution and delivery of this Agreement by the Company and, assuming the representations and warranties set forth in Section 4.6 are true and correct, the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and, assuming the representations and warranties set forth in Section 4.6 are true and correct, no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, other than the Company Stockholder Approval.  This Agreement has been validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)               At a meeting duly called and held, the Company Board unanimously (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) determined to make the Company Board Recommendation.  As of the date of this Agreement, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

(c)                The Company has, assuming the representations and warranties set forth in Section 4.6 are true and correct, taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, including the Merger, without any further action on the part of the stockholders or the Company Board.

3.4              No Conflict.  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):  (a) conflict with or violate any provision of the Company Certificate or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings described in Section 3.5 have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) with or without notice, lapse of time or both, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, result in any change in the rights or obligations under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract, Company Permit or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c) above, for any such consent, approval, conflict, violation, breach, loss, change of control, default, other occurrence or Lien which, individually or in the aggregate, would not reasonably be expected to be material to the Company or any Company Subsidiary, or prevent or materially delay consummation of the Merger.  Section 3.4(c) of the Company Disclosure Schedule sets forth a correct and complete list of Company Material Contracts (as defined in Section 3.14(a)) pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement, or under which the consummation of the transactions contemplated by this Agreement would trigger a change of control or default thereunder or result in any right of termination, change in the rights or obligations thereunder (in each case, whether or not subject to the exceptions set forth with respect to clauses (b) and (c) above).

3.5              Required Filings and Consents.  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the applicable requirements of the Exchange Act, (c) compliance with the applicable requirements of the Securities Act, (d) compliance with any applicable foreign or state securities Laws or Blue Sky Laws and (e) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby.

3.6              Permits; Compliance with Law.

(a)                The Company and each Company Subsidiary holds all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted in all material respects (the “Company Permits”), and all of such Company Permits are valid and in full force and effect.  The Company and each Company Subsidiary is in, and since July 1, 2012 has been in, compliance in all material respects with the terms of the Company Permits.  No suspension, modification, revocation or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened.

(b)               The Company and the Company Subsidiaries are, and have been since July 1, 2012, in compliance in all material respects with all Laws applicable to the Company or any Company Subsidiary or which any property or asset of the Company or any Company Subsidiary is bound or affected.  Since July 1, 2012, neither the Company nor any Company Subsidiary has been, to the knowledge of the Company, investigated for, or charged by any Governmental Entity with a violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected.  No investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review.

3.7              SEC Filings; Financial Statements.  Since July 1, 2012, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any Company Subsidiary with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”).  As of their respective filing dates the Company SEC Documents (i) did not (or with respect to the Company SEC Documents filed or furnished after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC.  None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC.  To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.  All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries included in the Company SEC Documents (collectively, the “Company Financial Statements”) (A) have been or will be, as the case may be, prepared from the books and records of the Company and the consolidated Company Subsidiaries in all material respects, (B) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (C) fairly present or will fairly present, as the case may be, in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein.

3.8              Internal Controls; Sarbanes-Oxley Act.  The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) effective to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP.  The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed or will disclose, as the case may be, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, (B) any material weaknesses in internal control over financial reporting and (C) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  The Company has made available to Parent prior to the date of this Agreement any written communication made since July 1, 2012 and prior to the date of this Agreement by management or the Company’s auditors to the audit committee required or contemplated by the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.  Since July 1, 2012, no written complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company.  No executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act.

3.9              Books and Records.  The books and records of the Company and each Company Subsidiary have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

3.10          No Undisclosed Liabilities.  Except for those liabilities and obligations (a) reserved against or provided for in the audited consolidated balance sheet of the Company as of June 30, 2014 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2014, (c) incurred under this Agreement or in connection with the transactions contemplated by this Agreement, including the Merger, or (d) which, individually and in the aggregate, are not material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, absolute, determined, determinable, fixed or contingent and whether or not required to be recorded or reflected on a balance sheet under GAAP.

3.11          Absence of Certain Changes or Events.

(a)                Since June 30, 2014, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b)               Since June 30, 2014, there has not occurred any change, event, development, condition, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c)                Since June 30, 2014, there has not been any action taken (or any agreement to take any such action) by the Company or any Company Subsidiary that would have required the consent of Parent pursuant to Sections 5.1(a) if such action had been taken after the date of this Agreement.

3.12          Employee Benefit Plans.

(a)                List of Plans.  Section 3.12(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Company Benefit Plan.  For purposes of this Agreement, “Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of the Company Subsidiaries.  Company Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (each, an “ERISA Plan”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

(b)               Deliveries.  With respect to each Company Benefit Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (i) the Company Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recent summary plan description together with any summaries of all material modifications thereto, (iv) the most recently prepared actuarial report, (v) the most recent Internal Revenue Service (“IRS”) determination or opinion letter, (vi) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto and (vii) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan.

(c)                General Compliance.  (i) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, ERISA and the Code, (ii) all contributions or other amounts payable by the Company or a Company Subsidiary with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles, and (iii) there are no pending or, to the knowledge of the Company, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of the Company Subsidiaries.

(d)               Tax Qualification of Plans.  Each Company Benefit Plan that is an ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Plan.  With respect to any ERISA Plan, neither the Company nor a Company Subsidiary has engaged in a transaction in connection with which the Company or a Company Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(e)                Controlled Group Liability.  No Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to the Company or its ERISA Affiliates of incurring any such liability.

(f)                Change in Control.  Except pursuant to the agreements set forth on Section 3.12(f) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of the Company Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time, or (vi)result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(g)               Tax Gross-Up.  Neither the Company nor any Company Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(h)               Retiree Health.  Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of the Company Subsidiaries has any obligation to provide such benefits.

(i)                 Foreign Plans.  No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of the Company Subsidiaries who reside or work outside of the United States.

3.13          Labor and Other Employment Matters.

(a)                As of the date hereof, neither the Company nor any of the Company Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, and to the knowledge of the Company, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of the Company Subsidiaries.

(b)               As of the date hereof, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the knowledge of the Company, threatened.  Each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health.

3.14          Contracts; Indebtedness.

(a)                Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each Contract to which the Company or any Company Subsidiary is a party or which binds or affects their respective properties or assets, and which falls within any of the following categories:

(i)                 any non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which the Company or the Company Subsidiaries (or, after the Effective Time, Parent or its affiliates) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or the Company Subsidiaries or, after the Effective Time, Parent or its affiliates, (C) grants “most favored nation” status that, following the Merger, would apply to Parent and its affiliates, including the Company and the Company Subsidiaries, (D) prohibits or limits the right of the Company or any of the Company Subsidiaries to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights or (E) purports to limit in any material respect the freedom of the Company or the Company Subsidiaries (or, after the Effective Time, Parent or its affiliates) to hire any individual or group of individuals;

(ii)                any distribution Contract or any distribution services Contract that is not terminable with less than 60 days’ notice;

(iii)               any joint venture or partnership agreement;

(iv)              any Contract with a supplier or a customer providing for annual payments or receipts in excess of $100,000 with a term in excess of one year;

(v)                any agreement that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $50,000 in any one year period;

(vi)              any agreement that by its terms limits the payment of dividends or other distributions by the Company or any Company Subsidiary;

(vii)             any agreement that relates to an investment in the Company or any Company Subsidiary or the acquisition or disposition of any business or assets of the Company or any Company Subsidiary (other than in the ordinary course of business);

(viii)           any agreement relating to indebtedness for borrowed money or any financial guaranty;

(ix)              any material personal property lease or any lease, sublease or other Contract with respect to the Leased Real Property (“Lease Agreements”);

(x)                any Contract relating to any Material Intellectual Property, other than Contracts providing for the non-exclusive license of off-the-shelf, non-customized Software that is generally available on a commercial basis;

(xi)              each Contract with any Governmental Entity;

(xii)             any Contract providing for indemnification by the Company or any Company Subsidiary of any Person, except for any such Contract that (A) is not material to the Company and the Company Subsidiaries and (B) was entered into in the ordinary course of business;

(xiii)           any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); or

(xiv)           any other agreement which would prohibit or materially delay the consummation of the Merger or any other transaction contemplated by this Agreement.

Each Contract of the type described in this Section 3.14(a) is referred to herein as a “Company Material Contract.”  True, complete and unredacted copies of each Company Material Contract have been made available by or on behalf of the Company to Parent, or publicly filed with the SEC.

(b)               (i) Each Company Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms; (ii) each Company Material Contract is in full force and effect; (iii) the Company and each Company Subsidiary has performed in all material respects all obligations required to be performed by it under each Company Material Contract to date and, to the knowledge of the Company, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract to date; (iv) none of the Company or any Company Subsidiary knows of, or has received notice of, any material violation or default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract; and (v) neither the Company nor any Company Subsidiary has received any written notice from any other party to any such Company Material Contract that such party intends to terminate, or not renew, any such Company Material Contract.

3.15          Litigation.

(a)                There is no suit, claim, action, proceeding, hearing, investigation or arbitration pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties that, individually or in the aggregate, if determined adversely to the Company or any Company Subsidiary, would reasonably be expected to be material to the Company or any of the Company Subsidiaries.

(b)               Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment, decree or arbitration ruling, award or other finding that, individually or in the aggregate, has had or would reasonably be expected to be material to the Company or any of the Company Subsidiaries.

3.16          Environmental Matters.

(a)                Each of the Company, the Company Subsidiaries, and their respective predecessors (collectively, the “Inclusive Companies”), is now and at all times has been in compliance in all material respects with all applicable Environmental Laws and each has all of the Environmental Permits necessary for the conduct and operation of the business of the Company and the Company Subsidiaries as now being conducted in all material respects, and all such Environmental Permits are in good standing; (b) there is not now and has not been any Hazardous Substances used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about, or emanating from or to, any property currently owned, leased or operated by the Inclusive Companies, or any property previously owned, leased or operated by the Inclusive Companies at the time the Inclusive Companies owned, leased or operated said property, except in compliance with all applicable Environmental Laws; (c) the Inclusive Companies have not received any written notice of alleged, actual or potential responsibility or liability for, or any inquiry or investigation by a Governmental Entity, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law; and (d) the Inclusive Companies have not entered into or agreed to any consent order or decree, or are subject to any judgment, settlement, or order, relating to compliance with, or liability under, any Environmental Law, Environmental Permit, or the investigation, sampling, monitoring, treatment, remediation, removal or remediation of Hazardous Substances.  To the knowledge of the Company, there are no other circumstances or conditions involving the Inclusive Companies that could reasonably be expected to result in any material claim, liability, investigation, cost or restriction on the ownership, use or transfer of any property pursuant to any Environmental Law.

3.17          Intellectual Property.

(a)                General.  Section 3.17(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the following Intellectual Property Rights: (i) patent and patent applications currently owned by or exclusively licensed or non-exclusively licensed to the Company or a Company Subsidiary, setting forth for each patent and patent application, the name of the owner(s), the patent number or application serial number, the jurisdiction in which the patent has issued or application has been filed and the date filed or issued; (ii) registered Trademarks and applications to register Trademarks currently owned by the Company or a Company Subsidiary, setting forth for each the application serial number or registration number, the country, province and state, as applicable, in which the Trademark has been registered or the application has been filed and the class of goods covered; (iii) domain names currently registered to the Company or a Company Subsidiary, setting forth for each domain name and the name of the registrant and registrar; and (iv) registered copyrighted works and applications to register copyrighted works currently owned by the Company or a Company Subsidiary, setting forth for each registered copyrighted work, the name of the owner, the number and date of registration or copyright application and the jurisdiction where filed (collectively, the “Registered Intellectual Property”).  All assignments of patents and patent applications owned by the Company (and, to the knowledge of the Company, with respect to any other patents or patent applications included in the Registered Intellectual Property) have been properly executed and have been or are being recorded.

(b)               Ownership.  All of the Intellectual Property Rights and Technology necessary or otherwise material to the business of the Company and the Company Subsidiaries currently owned by, licensed to or in the control of the Company or a Company Subsidiary are collectively referred to herein as the “Material Intellectual Property.”  Each of the Company and the Company Subsidiaries exclusively owns (beneficially, and of record where applicable) all right, title and interest in and to the Material Intellectual Property owned or purported to be owned by the Company or such Company Subsidiary, as applicable (the “Owned Material Intellectual Property”), free and clear of Liens (other than Permitted Liens), and has a valid and enforceable right or license to use all other Material Intellectual Property.  The Owned Material Intellectual Property is subsisting, and to the knowledge of the Company, valid and enforceable.  Without limiting the foregoing, the Owned Material Intellectual Property has been: (i) developed by employees of the Company or a Company Subsidiary, as the case may be, within the scope of their employment who have assigned all of their respective right, title and interest in and to such Material Intellectual Property to the Company or a Company Subsidiary pursuant to valid, enforceable written agreements; (ii) developed by independent contractors who have assigned all of their respective right, title and interest in and to such Material Intellectual Property to the Company or a Company Subsidiary pursuant to valid, enforceable written agreements; or (iii) otherwise acquired by the Company or a Company Subsidiary from a third party who assigned all right, title and interest in and to such Intellectual Property Rights and Technology to the Company or such Company Subsidiary pursuant to a valid, enforceable written agreement.  The Material Intellectual Property constitutes all of the Intellectual Property Rights used in or necessary for (A) the respective businesses of the Company and the Company Subsidiaries as currently conducted, and (B) the Company Products that are currently under development or being manufactured, marketed or sold by the Company or any Company Subsidiary, and such Material Intellectual Property will be owned or available for use, following the consummation of the transactions contemplated by this Agreement, on the same terms as they were owned or available for use by the Company or a Company Subsidiary immediately prior to the date of this Agreement.

(c)                Absence of Claims; Non-infringement.  No proceedings, claims, or actions are pending against the Company or any Company Subsidiary, or, to the knowledge of the Company, are threatened, that challenge the right of the Company or any Company Subsidiary with respect to the use, validity, registrability, enforceability or ownership of the Owned Material Intellectual Property (or, to the knowledge of the Company, any other Material Intellectual Property).  No interference, opposition, reissue, reexamination, inventorship challenges, nullity proceedings, inter partes reviews, post grant reviews, covered business method reviews, derivation proceedings, or other proceeding is pending or, to the knowledge of the Company, threatened, in which the scope, validity, or enforceability of any of the Owned Material Intellectual Property is being contested or challenged.  To the knowledge of the Company, neither the Company’s nor any Company Subsidiary’s past or present use of the Material Intellectual Property, manufacture, offer for sale, sale, license, import or other disposition of any Company Product, or other conduct of the business of the Company or any Company Subsidiary, infringes or misappropriates, violates or otherwise conflicts with, or constitutes any contributory infringement, inducement to infringement or misappropriation or violation of, the rights of any other Person anywhere in the world.  The Company has not received any written notice, nor has there been any claim, action, suit proceeding investigation pending, or to the knowledge of the Company threatened (including “cease and desist” letters and written invitations to take a patent license), alleging the invalidity of, or limitation on, the Company’s or any Company Subsidiary’s right to use, any of the Material Intellectual Property, or the alleged infringement, misappropriation or other violation of any rights of others by the Company or any Company Subsidiary.  Neither the Company nor any of the Company Subsidiaries has asserted or threatened a claim, action, suit, proceeding or investigation (including “cease and desist” letters and written invitations to take a patent license) against any third party alleging infringement, misappropriation or violation of any Owned Material Intellectual Property.  No Person has notified the Company in writing that it is claiming any ownership of or right to use any Owned Material Intellectual Property, except as to those Intellectual Property Rights jointly owned with another Person as set forth in Section 3.17(a) of the Company Disclosure Schedule or pursuant to any Company Material Contracts related to any joint venture or partnership agreements.  Neither the Owned Material Intellectual Property nor, to the knowledge of the Company, any other Material Intellectual Property is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity affecting the rights of the Company or any Company Subsidiary with respect thereto.  To the knowledge of the Company, no Person is currently interfering with, infringing upon, misappropriating or otherwise violating any of the Material Intellectual Property, and neither the Company nor any of the Company Subsidiaries has made any claim alleging any of the foregoing.

(d)               Protection of Intellectual Property Rights.  All of the registrations and pending applications to governmental or regulatory bodies with respect to the Owned Material Intellectual Property (and, to the knowledge of the Company, the other Material Intellectual Property) have been timely and duly filed and all maintenance and related fees due through the Closing Date have been paid, and the Company and each Company Subsidiary has taken all other reasonable actions required to maintain their validity and effectiveness.  The Company and each Company Subsidiary has taken appropriate and reasonable actions (including entering into valid and enforceable written confidentiality and nondisclosure agreements with officers, directors, subcontractors, employees, licensees and customers in connection with its assets or the business of the Company and the Company Subsidiaries) to safeguard and maintain the secrecy and confidentiality of Trade Secrets included in the Material Intellectual Property and, to the knowledge of the Company, no such Trade Secret has been used, disclosed to or discovered by any Person except pursuant to a written, valid and appropriate non-disclosure and/or license agreement that has not been breached.

(e)                Funding.  Neither the Company nor any of the Company Subsidiaries has sought, applied for or received any support, funding or other resources or assistance, from any Governmental Entity in connection with the development or commercialization of any current or planned Company Product, or any facilities, equipment or materials used in connection therewith.

(f)                IT Assets.  The IT Assets (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and each of the Company Subsidiaries in connection with its respective business and (ii) have not malfunctioned or failed within the past three years in a manner that has had an material and adverse impact on the business of the Company or any Company Subsidiary.  The Company and each of the Company Subsidiaries have implemented and maintain reasonable security, backup and disaster recovery technologies consistent with industry practices.  To the knowledge of the Company, within the past three years, there has been no unauthorized access to any IT Assets.

3.18          Tax Matters.

(a)               Filing of Tax Returns.  (i) The Company and each Company Subsidiary has timely filed, or caused to be filed (or had filed on its behalf), with the appropriate Governmental Entities all material Tax Returns required to be filed through the date of this Agreement (taking into account any validly obtained extension of time within which to file), (ii) all such Tax Returns are complete and accurate in all material respects, and (iii) all material Taxes due and owing by the Company and the Company Subsidiaries (whether or not shown on any Tax Return) have been paid, other than Taxes that are being contested in good faith through appropriate proceedings and for which an adequate reserve has been established in the most recent Company Financial Statements in accordance with GAAP.

(b)               Audits, Investigations or Claims.  (i) No material deficiencies for Taxes against any of the Company and the Company Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Entity, other than a deficiency that (A) has been paid, settled and paid or withdrawn or (B) is being contested in good faith through appropriate proceedings and for which an adequate reserve has been established in the most recent Company Financial Statements in accordance with GAAP, (ii) there are no pending or, to the knowledge of the Company, threatened audits, assessments or other actions for or relating to any material liability in respect of Taxes of the Company or any Company Subsidiary, and (iii) neither the Company nor any of the Company Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c)                Liens.  There are no material Liens for Taxes other than Permitted Liens on any assets of any of the Company and the Company Subsidiaries.

(d)               Tax Sharing Agreements.  Except as set forth on Section 3.18(d) of the Company Disclosure Schedule, none of the Company or any Company Subsidiary is a party to, is bound by or has any obligation under any material Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement (other than customary gross up or indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(e)                Other Entity Liability.  None of the Company or any Company Subsidiary is or has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company).  None of the Company or any Company Subsidiary has any liability for the material Taxes of any Person (other than Taxes of the Company and the Company Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise (other than customary gross-up or indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(f)                Withholding.  Each of the Company and the Company Subsidiaries has timely reported and, to the extent required by Law, withheld and paid to the appropriate Governmental Entity, all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, director, independent contractor, creditor, stockholder or other third party.

(g)               Post-Effective Time Items.  Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, the computation of taxable income for any period or portion thereof after the Effective Time as a result of any (i) change in method of accounting made prior to the Effective Time, (ii) closing agreement under Section 7121 of the Code entered into prior to the Effective Time (or in the case of clauses (i) and (ii) above, under any similar provision of applicable state, local or foreign Law), (iii) installment sale or open transaction disposition made prior to the Effective Time or (iv) prepaid amount received prior to the Effective Time.

(h)               USRPHC.  The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i)                 Spin-Offs.  Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code during the immediately preceding two years.

(j)                 Tax Shelters.  Neither the Company nor any Company Subsidiary has entered into any transaction identified as a “reportable transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2).

3.19          Insurance.  The Company and each Company Subsidiary maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries.  The Company has made available to Parent true and complete copies of all insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Company and the Company Subsidiaries (the “Insurance Policies”).  Section 3.19 of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of the Insurance Policies.  Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies.  Since July 1, 2012, none of the Company or any Company Subsidiary has received any written notice or other written communication regarding any actual or possible (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any Insurance Policy, (c) refusal of any coverage, limitation in coverage or rejection of any material claim under any Insurance Policy, or (d) material adjustment in the amount of the premiums payable with respect to any Insurance Policy.

3.20          Properties and Assets.  The Company and the Company Subsidiaries have good title to, or valid leasehold interests in, all material property and assets (i) reflected on the Company’s financial statements or notes thereto for the fiscal year ended June 30, 2014 included in the Company SEC Documents or (ii) acquired or leased after June 30, 2014, except, in each case, as have been disposed of since June 30, 2014 in the ordinary course of business consistent with past practice.  Except as would not be expected to materially and adversely affect the use of such property and assets, no such property or assets is subject to any Lien (other than Permitted Liens).

3.21          Real Property.

(a)                None of the Company or any Company Subsidiary owns any real property or interest in real property in fee.

(b)               Section 3.21(b) of the Company Disclosure Schedule sets forth (i) a true and complete list, as of the date of this Agreement, of all real property leased, subleased or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”), and (ii) the address for each Leased Real Property.  No Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Leased Real Property, other than Permitted Liens or such Liens as would not be expected to materially and adversely affect the use of such Leased Real Property.

(c)                No lessor under any Lease Agreement has given any notice to the Company or any Company Subsidiaries for the purpose of terminating or threatening to terminate any right of first refusal (or right of first offer) to lease or purchase any lease expansion right or any similar right now existing under the Lease Agreements.  There are no sublessors under any of the Lease Agreements.

(d)               Neither the Company nor any Company Subsidiary has received notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and there are no such proceedings threatened, affecting any portion of the Leased Real Property, and neither the Company nor any Company Subsidiary has received notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding, and there is no such writ, injunction, decree, order, judgment or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Real Property.

3.22          Regulatory Compliance.

(a)           The Company and each Company Subsidiary is, and since July 1, 2012, has been, in compliance in all material respects with all health care Laws applicable to the Company or any Company Subsidiary, or by which any property, Company Product or other asset of the Company or any Company Subsidiary is bound or affected, including the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the civil monetary penalty laws (42 U.S.C. § 1320a-7a), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, “HIPAA”), all criminal Laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under HIPAA, the exclusion laws (42 U.S.C. § 1320a-7), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and in each case the regulations promulgated thereunder, all other Laws relating to the development, billing, labeling, storage, testing, distribution, sales or marketing of, or payments and reimbursements for medical devices, and any state, local and foreign equivalents of any of the foregoing, and the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs (collectively, “Health Care Laws”).  Since July 1, 2012, none of the Company, any Company Subsidiary or, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any Company Subsidiary, has engaged in activities which are, as applicable, cause for false claims liability, civil penalties or mandatory or permissive exclusion from Medicare, Medicaid, or any other state health care program or federal health care program.

(b)               To the knowledge of the Company, the development, manufacture, testing, distribution, and marketing of each Company Product that is or since July 1, 2012 has been developed, manufactured, tested, distributed or marketed is being, and since July 1, 2012 has been, conducted in compliance in all material respects with the Health Care Laws including those relating to investigational use, premarket clearance or marketing approval, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping and filing of reports.  There are no proceedings, claims, or actions pending or, to the knowledge of the Company, threatened by any Company Regulatory Agency, including any prosecution, injunction, seizure, civil fine, suspension or recall, in each case alleging any violation applicable to any Company Product by the Company or any Company Subsidiaries of any Law.  Each of the facilities leased or operated by the Company or any Company Subsidiary are registered with the FDA (if the business that is currently conducted within such facility requires such registration).

(c)                Since July 1, 2012, neither the Company nor any Company Subsidiary is a party to or has any ongoing reporting obligations pursuant to any corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity.  Additionally, none of the Company, any Company Subsidiary, or any of their respective employees, officers or directors or, to the knowledge of the Company, any agent or distributor of the Company or any of the Company Subsidiaries, has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that would reasonably be expected to result in debarment, suspension, or exclusion.

(d)               The clinical and pre-clinical studies conducted by or on behalf of or sponsored by the Company were since July 1, 2012, and, if still pending, are being conducted in all material respects in accordance with all applicable Health Care Laws, including the Federal Food, Drug and Cosmetic Act, its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, and any foreign equivalents.  Since July 1, 2012, the Company has not received any written notice or other written correspondence from any applicable Institutional Review Board, the FDA or any other Company Regulatory Agency requiring the termination, suspension or material modification of any ongoing clinical or pre-clinical study.  Since July 1, 2012, none of the Company or any of the Company Subsidiaries has received any written information from the FDA or any other Company Regulatory Agency which would reasonably be likely to lead to the denial of any application for marketing approval currently pending before the FDA or any other Company Regulatory Agency.  There are no pending or, to the knowledge of the Company, threatened actions or proceedings by the FDA or any other Company Regulatory Agency which would prohibit or impede the potential future commercial sale of any of the Company Products.  There are no Contracts, including settlements with Governmental Entities, which would reasonably be expected to impose material obligations on the Company or any Company Subsidiary for independent review and oversight of marketing and sales practices or limit in any material respect the ability of the Company to develop, manufacture, market or sell any Company Products.

(e)                All reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company or any Company Subsidiary have been so filed, maintained or furnished.  To the knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(f)                Since July 1, 2012, neither the Company nor any Company Subsidiary has (i) made any untrue statement of material fact or fraudulent statement to the FDA or any Company Regulatory Agency, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or (iii) committed any other act, made any statement, or failed to make any statement that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Company Regulatory Agency to invoke a similar policy.  Neither the Company nor any Company Subsidiary is the subject of any pending or, to the knowledge of the Company, threatened investigation by the FDA or any other Company Regulatory Agency pursuant to such policies.

(g)               Since July 1, 2012, none of the Company or any Company Subsidiary has either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product, and no Company Product has been recalled, suspended, discontinued or the subject of a refusal to file, clinical hold, deficiency or similar action (including any correspondence questioning data integrity) as a result of any action by the FDA, any other Company Regulatory Agency, or the Company, in the United States or outside the United States.  To the knowledge of the Company, there are no facts which are reasonably likely to cause (A) the recall, market withdrawal or replacement of any Company Product, (B) a material change in the labeling of any such Company Products, or (C) a termination or suspension of the marketing of such Company Products.

3.23          Certain Payments.  Neither the Company nor any of the Company Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (i) has provided any illegal contributions, gifts, entertainment or other unlawful items to influence political activity, (ii) has provided any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, or any other applicable anti-bribery laws, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.24          Inventory.  The inventory of the Company set forth on the balance sheet of the Company as of June 30, 2014 was, as of the date of such balance sheet, of an age, quality and quantity usable and salable in the ordinary course of business in all material respects, net of any reserves shown thereon.  Since June 30, 2014, there has not been a material change in the age, quality, quantity, usability or salability of the inventory of the Company, other than in the ordinary course of business.

3.25          Opinions of Financial Advisors.  The Company Board has received the written opinion (the “Fairness Opinion”) of Hyde Park Capital Advisors, LLC (the “Company Financial Advisor”), dated as of July 9, 2015, to the effect that, as of the date of such opinions and subject to the assumptions, matters considered and limitations and qualifications described therein, the consideration to be paid to the holders of Shares (other than holders of Shares to be cancelled pursuant to Section 2.1(b), Shares held by any affiliate of Parent, and any Dissenting Shares) pursuant to the Merger and this Agreement is fair, from a financial point of view, to such holders.  A signed copy of the written Fairness Opinion will be delivered to Parent promptly after receipt thereof by the Company.

3.26          Certain Information.  The Proxy Statement will not, at the time it is first mailed to the Company’s stockholders, at the time of any subsequent amendments or supplements thereto, and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein.  For purposes of this Agreement, the letter to stockholders, notice of meeting, proxy statement and form of proxy to be distributed to stockholders in connection with the Merger (including any amendments or supplements) are collectively referred to as the “Proxy Statement.”

3.27          Required Vote.  The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Shares at a Stockholder Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of the Company Subsidiaries that is necessary to adopt this Agreement or approve the Merger.

3.28          Brokers.  Except for the Company’s obligations to the Company Financial Advisor, neither the Company nor any stockholder, director, officer, employee or affiliate of the Company has incurred or will incur on behalf of the Company or any Company Subsidiary, any brokerage, finders’ or similar fee in connection with the transactions contemplated by this Agreement, including the Merger.  The Company has heretofore made available to Parent true and complete copies of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment or commission relating to the Merger or any other transactions contemplated by this Agreement.

3.29          Related Party Transactions.  There are no outstanding amounts payable to or receivable from, or advances by the Company or any Company Subsidiary to, and neither the Company nor any Company Subsidiary is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of 5% or more of the Company Common Stock or any director, officer, employee or affiliate of the Company or any Company Subsidiary, or to any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1              Organization and Qualification.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state or other jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2              Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger.  The execution and delivery of this Agreement by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, in each case, except for the adoption of this Agreement (immediately following its execution) by Parent as the sole stockholder of Merger Sub.  This Agreement has been validly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3              No Conflict.  None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):  (a) conflict with or violate any provision of the certificate of incorporation or by-laws or equivalent organizational or governing documents of Parent or Merger Sub; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or any of their respective properties or assets; or (c) with or without notice, lapse of time or both, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, Merger Sub or any Parent Subsidiary pursuant to, any Contract, permit or other instrument or obligation to which Parent, Merger Sub or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such consent, approval, conflict, violation, breach, loss, default, other occurrence or Lien which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.4              Required Filings and Consents.  None of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with the applicable requirements of the Exchange Act, (c) compliance with the applicable requirements of the Securities Act, (d) compliance with any applicable foreign or state securities or Blue Sky Laws, (e) filings with the SEC and with the securities commissions or similar securities regulatory authority in each of the provinces of Canada (the “Canadian Securities Authorities”) as may be required by Parent or Merger Sub (or any of their affiliates) in connection with this Agreement and the transactions contemplated hereby, (f) such filings as may be required under the rules and regulations of the New York Stock Exchange or Toronto Stock Exchange, and (g) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity or any other Person, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.5              Information Supplied.  None of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first published, distributed or disseminated to the Company’s stockholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

4.6              Ownership of Company Capital Stock.  Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.7              Sufficient Funds.  As of the date hereof, Parent and Merger Sub (directly or through one or more affiliates) have, and as of the Closing Date, Parent and Merger Sub (directly or through one or more affiliates) will have, sufficient funds available to (i) consummate the Merger and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement, (ii) otherwise perform their respective obligations under this Agreement and (iii) pay any fees, expenses or other amounts payable by Parent or Merger Sub in connection with the consummation of the transactions contemplated by this Agreement.

4.8              Ownership of Merger Sub; No Prior Activities.

(a)                Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b)               All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

(c)                Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.9              Brokers.  The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent, Merger Sub or any of their respective affiliates.

ARTICLE V
COVENANTS

5.1              Conduct of Business by the Company Pending the Effective Time; Certain Other Events.

(a)                Except as set forth on Section 5.1(a) of the Company Disclosure Schedule, the Company agrees that, between the date of this Agreement and the Effective Time, as required by applicable Law, or as expressly required by any other provision of this Agreement, unless Parent shall otherwise agree in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to, (i) conduct its business only in the ordinary and usual course of business consistent with past practice and (ii) use its reasonable best efforts consistent with the foregoing to (A) keep available the services of the current officers, employees and consultants of the Company and each Company Subsidiary and preserve, in all material respects, the goodwill and current relationships of the Company and each Company Subsidiary with Governmental Entities, licensors, licensees, development, collaboration or other commercialization partners, manufacturers, distributors, customers, suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations, (B) preserve intact its business organization and (C) comply in all material respects with all applicable Laws.  Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Company Disclosure Schedule or as expressly required by any other provision of this Agreement, the Company shall not (unless required by applicable Law), and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(i)                amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(ii)               issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any Company Subsidiary, other than the issuance of Shares upon the exercise of Company Options outstanding as of the date of this Agreement in accordance with their terms;

(iii)             sell, pledge, dispose of, transfer, lease, license, guarantee, let lapse, abandon or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee, lapse, abandonment or encumbrance of, any property or assets (including Intellectual Property Rights) of the Company or any Company Subsidiary, except pursuant to existing Contracts or commitments or the sale of Company Products in the ordinary course of business consistent with past practice;

(iv)             declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary) or enter into any agreement with respect to the voting or registration of its capital stock;

(v)               reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or any of its other securities, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price thereof, (B) the withholding, cancellation or repurchase of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plan and (C) the acquisition by the Company of Company Options in connection with the forfeiture of such award, in each case in accordance with the terms of the applicable award or instrument as in effect on the date of this Agreement;

(vi)             acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets, other than acquisitions of supplies in the ordinary course of business consistent with past practice;

(vii)            incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly owned Company Subsidiary) for borrowed money;

(viii)          make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Company Subsidiary);

(ix)             terminate, cancel, renew, or request or agree to any material change in or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date of this Agreement, would be a Company Material Contract;

(x)               make or authorize any capital expenditure other than for the replacement of existing equipment in amounts not to exceed $100,000 individually or $150,000 in the aggregate;

(xi)             except to make changes that are required by applicable Law or to satisfy contractual obligations existing as of the date hereof which are listed on Section 5.1(a)(xi) of the Company Disclosure Schedule, (A) terminate, enter into, amend or renew (or communicate any intention to take such action) any Company Benefit Plan, other than routine amendments to health and welfare plans (other than severance plans) that do not increase benefits or result in materially increased administrative costs, (B) increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants of the Company or any of the Company Subsidiaries, except that the foregoing shall not prohibit or restrict the Company or any of the Company Subsidiaries from paying scheduled annual raises not to exceed $2,500 individually and $20,000 in the aggregate to employees who are not officers or directors and whose annual performance evaluations are between the date of this Agreement and the Effective Time, (C) pay any bonus or incentive compensation in excess of the amount earned based on actual performance, (D) accelerate the vesting of or lapsing of restrictions with respect to any equity-based compensation or other long-term incentive compensation under any Company Benefit Plan, (E) grant any new award, amend the terms of outstanding awards or change the compensation opportunity under any Company Benefit Plan, (F) pay any severance in excess of what is legally required, (G) take any action to fund or secure the payment of any amounts under any Company Benefit Plan, (H) change any assumptions used to calculate funding or contribution obligations under any Company Benefit Plan, other than as required by GAAP, (I) hire any employee or consultant, except that the foregoing shall not prohibit or restrict the Company or any of the Company Subsidiaries from hiring any employees or consultants to replace departing employees or consultants, as the case may be, required to meet production demand in the ordinary course of business;

(xii)            make any change in accounting policies, practices, principles, methods or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company, other than as required by GAAP (or any authoritative interpretation thereof) or by a Governmental Entity;

(xiii)          compromise, settle or agree to settle any suit, action, claim, proceeding or investigation against the Company or any Company Subsidiary (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages (in excess of insurance proceeds) not to exceed $50,000 individually or $100,000 in the aggregate, in any case without the imposition of equitable relief on the Company or any Company Subsidiary;

(xiv)         (A) (1) make or change any Tax election, (2) change any annual Tax accounting period, (3) adopt or change any method of Tax accounting, or (4) file any amended Tax Return reflecting an amount of Taxes, or (B) (1) settle or compromise any liability for Taxes, (2) surrender any right to claim a Tax refund, or (3) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, other than extensions in the ordinary course of business consistent with past practice;

(xv)           take any action that is intended to, or would reasonably be expected to, (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied or (ii) subject to Section 5.5, prevent, impede, interfere with, hinder or delay the consummation by the Company of the Merger; or

(xvi)          authorize or enter into any Contract, or otherwise make any commitment, to do any of the foregoing.

(b)               During the term of this Agreement, neither Parent nor Merger Sub shall, and each of Parent and Merger Sub shall cause their respective Subsidiaries not to, take any action that is intended to, would or would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied or (ii) prevent, impede, interfere with, hinder or delay the consummation by Parent or Merger Sub of the Merger.

5.2              Preparation of Proxy Statement; Stockholders’ Meeting.

(a)              As promptly as practicable after the date of this Agreement, the Company shall (i) prepare and file a Proxy Statement with the SEC in preliminary form as required by the Exchange Act (in any event no later than five Business Days after the date hereof) and (ii) set a preliminary record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith, if not previously commenced.  The Company shall consult with Parent in good faith regarding the foregoing.  The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the filing thereof.  The Company shall obtain and furnish the information required to be included in the Proxy Statement, shall provide Parent and Merger Sub with any comments that may be received from the SEC or its staff with respect thereto as promptly as possible (and in any event within 12 hours) after its receipt thereof, shall respond promptly to any such comments made by the SEC or its staff with respect to the Proxy Statement and shall cause the Proxy Statement in definitive form to be mailed to the Company’s stockholders as promptly as possible after the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.  If at any time prior to obtaining the Company Stockholder Approval, any information relating to the Merger, the Company, Parent, Merger Sub or any of their respective affiliates, directors or officers becomes known to the Company or Parent that would be required to be set forth in an amendment or supplement to the Proxy Statement in order that such document would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party to which such information becomes known shall promptly so notify the other Party and the Company shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company.  Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such document or response and shall cooperate in good faith with Parent, Merger Sub and their counsel to reflect all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel and to respond to any of their questions with respect thereto.

(b)               As promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, the Company shall duly call, give notice of, convene and hold a special meeting of its stockholders (the “Company Stockholders Meeting”) solely for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith (and such Company Stockholders Meeting shall in any event be no later than 25 calendar days after (i) the tenth calendar day after the preliminary Proxy Statement therefor has been filed with the SEC if by such date the SEC has not informed the Company that it intends to review the Proxy Statement or (ii) if the SEC has, by the tenth calendar day after the preliminary Proxy Statement therefor has been filed with the SEC, informed the Company that it intends to review the Proxy Statement, the date on which the SEC confirms that it has no further comments on the Proxy Statement).  The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the consent of Parent; (ii)(A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; provided, however, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two times pursuant to the preceding clause (ii)(A) and/or clause (ii)(B); or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting.  Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval; provided, however, that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten Business Days or for any period that would require the Company to select a different record date for the Company Stockholders Meeting, provided, further, that Parent shall not be entitled to exercise the foregoing right to cause the adjournment of the Company Stockholders Meeting if the Company has previously exercised the right to adjourn such meeting pursuant to clause (ii)(A) or clause (ii)(B) of the prior sentence.  Except in the case of a Change of Board Recommendation specifically permitted by Section 5.4(d), the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation in the Proxy Statement.  Without limiting the generality of the foregoing, the Company agrees that (x) except in the event of a Change of Board Recommendation specifically permitted by Section 5.4(d), the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) its obligations pursuant to this Section 5.2(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Change of Board Recommendation.

5.3              Access to Information; Confidentiality.

(a)                From the date of this Agreement to the Effective Time and subject to applicable Law, the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”) to:  (i) provide to Parent and Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) access at reasonable times upon prior reasonable notice to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof (including Tax Returns) and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request; provided, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by the Company herein.  None of the Company, any Company Subsidiary or any Company Representative shall be required to provide access to or disclose (A) any privileged information or (B) any information where such access or disclosure would contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement if the Company shall have used reasonable best efforts to obtain the consent of such third party to such access or disclosure; provided, however, that the Company shall inform Parent of the general nature of the information being withheld and the Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of this sentence apply.

(b)               With respect to the information disclosed pursuant to Section 5.3(a) or otherwise under this Agreement, Parent and Merger Sub shall comply with, and shall cause the Parent Representatives to comply with, all of their obligations under the Confidentiality Agreement, which shall remain in full force and effect and is an integral part of the transactions contemplated by this Agreement.

5.4              No Solicitation of Transactions.

(a)                Subject to and without limiting the provisions of Section 5.4(b), from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause the Company Subsidiaries and the Company Representatives not to, directly or indirectly: (i) initiate, solicit or encourage (including by way of providing information) or facilitate the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or would reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations or otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations, (ii) furnish to any Person any nonpublic information in connection with an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, (iv) withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (v) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vi) resolve, propose or agree to do any of the foregoing (any action or failure to act set forth in the foregoing clauses (iii) or (iv), a “Change of Board Recommendation”).  The Company shall immediately cease and cause to be terminated any activities, discussion or negotiation with any Persons conducted theretofore by the Company, the Company Subsidiaries or any Company Representatives with respect to any Acquisition Proposal.

(b)               Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time following the date of this Agreement and prior to the Effective Time (i) the Company has received an unsolicited bona fide written Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50.1%) from a third party, (ii) (A) such Acquisition Proposal (or any precursor thereto) did not result from a breach of this Section 5.4 and the Company has complied with the terms of this Section 5.4 in all respects with respect to such Acquisition Proposal (and any precursor thereto) and (B) the Company has not breached this Section 5.4, (iii) the Company Board determines in good faith, after consultation with its financial advisors of nationally or regionally recognized reputation and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (iv) after consultation with its outside counsel, the Company Board determines in good faith that such action is necessary in order for the Company Board to comply with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company and the Company Representatives may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company (x) will not, and will not allow the Company Subsidiaries and the Company Representatives to, disclose any nonpublic information to such Person without first entering into an Acceptable Confidentiality Agreement and (y) will concurrently provide to Parent any information concerning the Company or the Company Subsidiaries provided to such other Person not previously provided to Parent.

(c)                The Company shall promptly (and in any event within 24 hours) notify Parent in the event that the Company, any Company Subsidiary or any Company Representative receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any Company Subsidiary other than requests for information unrelated to an Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal.  The Company shall notify Parent promptly (and in any event within 24 hours) of the identity of such Person and provide Parent a copy of such Acquisition Proposal, indication, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto.  The Company shall keep Parent reasonably informed on a current basis (and in any event at Parent’s request and otherwise no later than 24 hours after the occurrence of any changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations.  Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.4(b).

(d)               Notwithstanding anything to the contrary contained in Section 5.4(a), but subject to Section 5.4(e), if the Company receives an unsolicited Acquisition Proposal which the Company Board concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent (including pursuant to clause (ii) of Section 5.4(e) below), and so long as the Company has not breached this Section 5.4 in any respect, the Company Board may at any time prior to the Effective Time, if it determines in good faith, after consultation with outside counsel, that such action is necessary in order for the Company Board to comply with its fiduciary duties to the stockholders of the Company under applicable Law, (x) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays or causes to be paid to Parent the Termination Fee and otherwise complies with the provisions of Section 7.1(e) and Section 7.2.

(e)                The Company Board may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to clause (x) of Section 5.4(d) or terminate this Agreement pursuant to clause (y) of Section 5.4(d) unless the Company has not breached this Section 5.4 in any respect and:

(i)                the Company shall have provided prior written notice to Parent, at least four Business Days in advance (the “Notice Period”), of its intention to take such action, which notice shall specify the material terms and conditions of the Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”); and

(ii)                prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into a definitive agreement with respect to a Superior Proposal, the Company shall, and shall cause the Company Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Acquisition Proposal ceases to constitute a Superior Proposal.

In the event of any revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(e) with respect to such new written notice; provided, that the Notice Period shall be two Business Days in respect of such revisions.

(f)                The Company agrees that any violation of the restrictions set forth in this Section 5.4 by any of the Company Representatives shall be deemed to be a breach of this Agreement (including this Section 5.4) by the Company.

(g)               Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from responding to any unsolicited proposal or inquiry solely by (i) advising the Person making such proposal or inquiry of the terms of this Section 5.4 or (ii) seeking to clarify the terms and conditions thereof.

5.5              Reasonable Best Efforts.

(a)                Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause each of the Company Representatives (in the case of the Company) and each of the Parent Representatives (in the case of Parent and Merger Sub) to, (i) take, or cause to be taken, all actions, and do, or cause to be done, and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and each of the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, (ii) cause each of the conditions to the Merger set forth in Article VI to be satisfied as promptly as practicable after the date of this Agreement, (iii) obtain, as promptly as practicable after the date of this Agreement, from any Governmental Entities, and maintain, any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iv) as promptly as practicable after the date of this Agreement, make all necessary filings (and thereafter make any other required submissions and supply any additional information and documentary material that may be requested by any Governmental Entity), and pay any fees due in connection therewith, with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement required under (A) the Exchange Act, and any other applicable federal or state securities Laws, and (B) any other applicable Law (including any antitrust or competition Law); provided, that each of the Company, Parent and Merger Sub shall cooperate with the other Parties in connection with (x) preparing and filing the Proxy Statement and any Other Filings, (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Merger or any of the other transactions contemplated by this Agreement and (z) seeking any such actions, consents, approvals or waivers or making any such filings.  The Company, Parent and Merger Sub shall promptly furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Merger or any of the other transactions contemplated by this Agreement.

(b)               At Parent’s request, the Company shall give (or shall cause the Company Subsidiaries to give) any notices to third parties, and use, and cause the Company Subsidiaries to use, their reasonable best efforts to obtain any third party consents, approvals or waivers required to be obtained under Company Material Contracts or other Contracts in connection with consummation of the Merger or any of the other transactions contemplated by this Agreement.  The Company shall coordinate and cooperate with Parent in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Merger or any of the other transactions contemplated by this Agreement and seeking any such actions, consents, approvals or waivers.  Notwithstanding the foregoing, neither the Company nor any Company Subsidiaries shall pay any consideration or make any agreements or commitments in connection with any such consents, approvals or waivers without the prior written consent of Parent.

(c)                In furtherance and not in limitation of the foregoing, each of Parent, Merger Sub and the Company shall provide such information and execute such further instruments and written assurances as may be reasonably requested by the other Parties and assist and cooperate with the other Parties, in each case in accordance with the provisions of this Agreement, in order to carry into effect the intents and purposes of, and to consummate the transactions contemplated by, this Agreement as promptly as practicable after the date of this Agreement.

5.6              Certain Notices.  Except in respect of Acquisition Proposals, which shall be governed by Section 5.4, from and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other Party of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any Party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.  The failure to deliver any notice pursuant to this Section 5.6 shall not affect any of the conditions to the Merger or give rise to any right to terminate this Agreement pursuant to Article VII.

5.7              Public Announcements.  The Company, Parent and Merger Sub agree that the Company’s press release announcing the execution and delivery of this Agreement shall not be issued prior to the approval of Parent, and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement).  All formal written communications to the officers or employees of the Company and any Company Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement shall be subject to Parent’s prior consent (not to be unreasonably withheld or delayed).  The Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on each such communication (not to be unreasonably withheld or delayed).  Any group oral presentations with respect to the above shall be materially consistent with such formal written communications.

5.8              Employee Benefit Matters.

(a)                During the period commencing at the Effective Time and ending on December 31 of the year in which the Closing Date occurs, Parent shall provide, or shall cause the Surviving Corporation to provide to each employee of the Company and the Company Subsidiaries who remains employed following the Effective Time (the “Continuing Employees”), compensation and benefits that are no less favorable in the aggregate to either those compensation and benefits that are generally made available by the Company to such Continuing Employees immediately prior to the Effective Time or to similarly situated employees of Parent (or Parent’s U.S. affiliates), as determined by Parent in its sole discretion.

(b)               With respect to any employee benefit plans in which any Continuing Employee first becomes eligible to participate on or after the Effective Time (any such plans, the “New Plans”), the Surviving Corporation shall use commercially reasonable efforts to (A) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under the New Plans to the extent they were inapplicable to, or were satisfied under, the Company Benefit Plans and (B) recognize service of the Continuing Employees prior to the Effective Time which was credited under the Company Benefit Plans for purposes of eligibility and vesting (but not benefit accrual) under the New Plans to the same extent such service was credited under the Company Benefit Plans (except to the extent it would result in a duplication of benefits), as if such service were with the Surviving Corporation.

(c)                Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s 401(k) plan (the “Company 401(k) Plan”) to be terminated effective on or immediately prior to the Effective Time.  In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.

(d)               Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance their terms, (iii) prevent Parent, the Surviving Corporation or any of their affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Company or any of the Company Subsidiaries, any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their affiliates may maintain.

5.9              Indemnification of Directors and Officers.

(a)                From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of the Company Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law and its certificate of incorporation or bylaws in effect on the date of this Agreement to indemnify such Person (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Delaware law and the Company’s certificate of incorporation and bylaws shall be made by independent counsel selected by the Surviving Corporation.

(b)               Any Indemnified Party wishing to claim indemnification under Section 5.9(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided, further, that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c)                Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage comparable to the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company expend for such policies a premium amount in excess of 250% of the annual premiums paid as of the date hereof by the Company for such insurance.  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage comparable to the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage comparable to the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 250% of the annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)               The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e)                In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves or liquidates the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.9.

5.10          State Takeover Laws.  If any “control share acquisition,” “fair price,” “business combination” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent or Merger Sub, or the Merger, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then the Company Board shall take all action necessary to render such Law inapplicable to the foregoing.

5.11          Section 16 Matters.  Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares or Company Options pursuant to the transactions contemplated by this Agreement shall be an exempt transaction for purposes of Section 16.

5.12          Debt Payoff.  Prior to or at the Closing, the Company shall deliver an executed payoff letter (the “Debt Payoff Letter”) in form and substance reasonably satisfactory to Parent for the Amended and Restated Credit and Security Agreement, dated as of October 3, 2013, by and among Unilens Corp. USA and Unilens Vision Sciences Inc., as the borrowers, the Company, as the guarantor, and Hancock Bank, as lender (the “Credit Agreement”).  The Debt Payoff Letter shall (A) confirm the full outstanding amount then outstanding, along with accrued interest thereon and all fees and other obligations of the Company accrued under the Credit Agreement, (B) contain payment instructions and (C) evidence the satisfaction, release and discharge of the debt and liabilities under the Credit Agreement and the agreement by such lenders to release all Liens upon the payment of such amount in accordance with the payment instructions.  Prior to or at the Closing, the Company shall have obtained documents, including an authorization to file UCC termination statements upon such payment, executed terminations and releases of outstanding mortgages, as are reasonably necessary to release such Liens.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1              Conditions to Obligations of Each Party.  The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

(a)                The Company Stockholder Approval shall have been obtained.

(b)               The consummation of the Merger shall not then be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there shall not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents or prohibits the consummation of the Merger.

6.2              Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)                Each representation and warranty of the Company contained in Section 3.2(a), the first sentence of Section 3.2(b) and Section 3.2(c) shall be true and correct in all respects as of the date of the Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except for any failures to be so true and correct that, individually or in the aggregate, are de minimis.

(b)               The representations and warranties of the Company contained in Section 3.11(b) shall be true and correct in all respects as of the date of the Agreement and as of the Closing Date with the same force and effect as if made on and as of such date.

(c)                Each representation and warranty of the Company contained in Article III other than those referenced in Section 6.2(a) and Section 6.2(b) (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications therein) shall be true and correct in all material respects as of the date of the Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time).

(d)               The Company shall have (i) performed or complied with each agreement and covenant to be performed or complied with by it in Section 5.1(a)(ii), except to the extent such failure is de minimis and (ii) performed or complied in all material respects with any agreement or covenant to be performed or complied with by it under this Agreement (other than the covenants and agreements in Section 5.1(a)(ii)) at or prior to the Closing Date.

(e)                Merger Sub shall have received a certificate of the Company, executed by an executive officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in this Section 6.2 have been satisfied.

6.3              Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)                The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of the Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time).

(b)               Each of Parent and Merger Sub shall have performed or complied in all material respects with any agreement or covenant to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)                The Company shall have received a certificate of Parent, executed by an executive officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in this Section 6.3 have been satisfied.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.1              Termination.  This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating Party or Parties at any time prior to the Effective Time:

(a)                By mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b)               By either the Company or Parent, by written notice to the other, if the Effective Time shall not have occurred on or prior to the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any Party whose material breach of this Agreement has proximately caused the failure of the Effective Time to occur on or prior to the Outside Date;

(c)                By either the Company or Parent, by written notice to the other, if any court of competent jurisdiction or other Governmental Entity, in each case that is in a jurisdiction material to the business of Parent and the Company, taken together, shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting prior to the Effective Time, the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided, that no Party may terminate this Agreement pursuant to this Section 7.1(c) if it has failed to comply with its obligations under Section 5.5 in any manner that shall have proximately caused the foregoing to occur;

(d)               By Parent, at any time prior to the Effective Time, by written notice to the Company, if (i) a Change of Board Recommendation shall have occurred (whether or not in compliance with Section 5.4), (ii) the Company or the Company Board (or any committee thereof) shall have adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement (whether or not in compliance with Section 5.4), (iii) at any time after receipt or public announcement of an Acquisition Proposal, the Company Board shall have failed to reaffirm the Company Board Recommendation within five Business Days of receipt of any written request to do so by Parent or (iv) any tender offer or exchange offer is commenced that, if successful, would result in any Person or group becoming the beneficial owner of 20% or more of the outstanding Shares and the Company Board shall not have recommended that the Company’s stockholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within ten Business Days after commencement of such tender offer or exchange offer;

(e)                By the Company, at any time prior to the Effective Time, by written notice to Parent, if the Company Board determines to accept a Superior Proposal, but only if (i) the Company shall have complied in all respects with its obligations under Section 5.4 and (iii) the Company is otherwise permitted to accept such Superior Proposal pursuant to Sections 5.4(d) and 5.4(f); provided, however, that the Company shall simultaneously with such termination, enter into the Alternative Acquisition Agreement and concurrently with or prior to such termination pay or cause to be paid to Parent the Termination Fee (without limiting the obligation to pay the expense reimbursement contemplated by Section 7.2(b));

(f)                By Parent, at any time prior to the Effective Time, by written notice to the Company, if: (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) or any covenant of the Company contained in this Agreement shall have been breached in any material respect, in any case, such that a condition contained in Section 6.2 would not be satisfied; (ii) Parent shall have delivered to the Company written notice of such inaccuracy or breach; and (iii) either such inaccuracy or breach is not capable of cure or, if curable, such inaccuracy or breach is not cured within the earlier of (A) 30 days after written notice thereof is given by Parent to the Company and (B) the Outside Date; or

(g)               By the Company, at any time prior to the Effective Time, by written notice to Parent, if:  (i)  any representation or warranty of Parent or Merger Sub contained in this Agreement shall be inaccurate or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) or any covenant of Parent or Merger Sub contained in this Agreement shall have been breached that shall have had or is reasonably like to have, individually or in the aggregate, a material adverse effect upon Parent’s or Merger Sub’s ability to consummate the Merger or any of the transactions contemplated hereby; (ii) the Company shall have delivered to Parent written notice of such inaccuracy or breach; and (iii) either such inaccuracy or breach is not capable of cure or, if curable, such inaccuracy or breach is not cured within the earlier of (A) 30 days after written notice thereof is given by the Company to Parent and (B) the Outside Date.

7.2              Effect of Termination.

(a)                In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except (i) with respect to Section 5.3(b), this Section 7.2 and Article VIII and (ii) with respect to any liabilities or damages incurred or suffered by a Party as a result of the willful breach by another Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b)               (i) In the event that this Agreement is terminated pursuant to Section 7.1(d) or Section 7.1(e), then the Company shall pay or cause to be paid to Parent concurrently with or immediately prior to such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $700,000 (the “Termination Fee”) and reimburse the documented out-of-pocket expenses of Parent and Merger Sub in connection with the Merger and the other transactions contemplated hereby (such expenses, together with the Termination Fee, shall constitute no more than 3.5% of the equity value of the transaction in the aggregate (the “Cap”)); and (ii) in the event that (A) this Agreement is terminated pursuant to Section 7.1(b) or Section 7.1(f), (B) after the date hereof and prior to the date of termination of this Agreement a bona fide Acquisition Proposal shall have been made or otherwise communicated to the senior management of the Company or the Company Board or the Company’s stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (C)(1) any Acquisition Proposal is consummated within twelve months of such termination or (2) the Company enters into a definitive agreement providing for an Acquisition Proposal within twelve months of such termination, within one Business Day after the date of the earliest to occur of such events described in clauses (C)(1) and (C)(2), the Company shall pay or cause to be paid to Parent the Termination Fee and reimburse the documented out-of-pocket expenses of Parent and Merger Sub in connection with the Merger and the other transactions contemplated hereby, subject to the Cap.  Solely for the purposes of clause (ii) of this Section 7.2(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that all references to 20% therein shall be deemed to be references to 50%.

(c)                All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.  If the Company fails to timely pay any amount due pursuant to this Section 7.2, and, in order to obtain the payment, Parent commences an action which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such action, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(d)               Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement, (iii) the Termination Fee and reimbursement of expenses are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such Termination Fee and reimbursement of expenses are payable, (iv) in the event that the Termination Fee and reimbursement of expenses become payable and are paid by the Company pursuant to this Section 7.2, the Termination Fee and reimbursement of expenses shall be the sole and exclusive remedy of Parent and Merger Sub against the Company, the Company Subsidiaries and each of their respective former, current and future affiliates, representatives and permitted assignees for any loss or damage suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder, and (v) in the event the Termination Fee and reimbursement of expenses is paid in accordance with this Section 7.2, none of the Company, the Company Subsidiaries or any of their respective former, current and future affiliates, representatives and permitted assignees shall have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith; provided, that nothing contained in this Section 7.2 shall relieve any Person from liability for fraud or any willful breach of this Agreement.

ARTICLE VIII
GENERAL PROVISIONS

8.1              Amendment.  This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time.  This Agreement may not be amended except by an instrument in writing signed by all of the Parties.

8.2              Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant to this Agreement and (iii) waive compliance by the other with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.3              Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.3 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

8.4              Fees and Expenses.  All Expenses incurred by the Parties shall be borne solely and entirely by the Party which has incurred the same.

8.5              Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Valeant Pharmaceuticals International
400 Somerset Corporate Boulevard
Bridgewater, New Jersey 08807
Tel:  (908) 927-1401

Fax:  (949) 271-3796
Attention:  General Counsel
Email:  robert.chaionn@valeant.com

with a copy to (for information purposes only):

Sullivan & Cromwell LLP
1888 Century Park East Suite 2100
Los Angeles, California 90067
Tel:  (310) 712-6600
Fax:  (310) 712-8800
Attention:  Alison S. Ressler, Esq.
Email:  resslera@sullcrom.com

If to the Company, addressed to it at:

Unilens Vision Inc.
10431 72nd Street North
Largo, Florida 33777-1511
Tel:  (727) 544-2531
Fax:  (727) 545-1883
Attention:  Michael Pecora
Email:  michael.pecora@unilens.com

with a copy to (for information purposes only):

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, New York 10111
Tel: (212) 589-4200
Fax: (212) 589-4201
Attention:  Laurence S. Markowitz, Esq.

                 Steven H. Goldberg, Esq.

Email:  lmarkowitz@bakerlaw.com

           sgoldberg@bakerlaw.com

8.6              Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that is on terms no less favorable to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any inquiry, offer or proposal from any Person (other than Parent and its affiliates) or group relating to, in a single transaction or series of related transactions, any (a) merger, consolidation, other business combination or similar transaction involving the Company, (b) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, tender offer, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or any Company Subsidiary representing 20% or more of the consolidated assets, revenues or net income of the Company and the Company Subsidiaries, (c) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the voting power of the Company or of any class of Equity Interests of the Company, (d) transaction in which any Person or group will acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 20% or more of the voting power of the Company or of any class of Equity Interests of the Company or (e) any combination of the foregoing (in each case, other than the Merger).

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means any state securities, “blue sky” or takeover law.

“Business Day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect:  (a) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company and the Company Subsidiaries conduct business; (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (c) any change attributable to the announcement, pendency or pursuit of the transactions contemplated hereby, including the Merger; (d) any change arising from any action expressly required to be taken or not taken in accordance with the terms of this Agreement, or action taken, or failure to act, to which Parent has consented in writing; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (f) any hurricane, earthquake, flood, or other natural disasters or acts of God; (g) changes in Laws (or interpretation thereof) after the date of this Agreement; (h) changes in GAAP (or interpretation thereof) after the date of this Agreement; (i) general conditions in the industries in which the Company and the Company Subsidiaries operate; (j) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to the Effective Time (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(i) or clause (k) of this definition); or (k) a decline in the price of Company Common Stock on the OTCQX tier of the OTC Markets Group or any other market in which such securities are quoted for purchase and sale (it being understood that the facts and circumstances giving rise to such decline or lowering may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(k) of this definition), except, in the case of each of clauses (a), (b), (e), (f), (g), (h) or (i), to the extent any such change or effect has a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to the adverse effect such changes or effects have on other Persons in the industries in which the Company and the Company Subsidiaries operate.

“Company Products” means all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by the Company or any Company Subsidiary and all Products with respect to which the Company or any Company Subsidiary has royalty rights.

“Company Regulatory Agency” means the FDA, Health Canada, the European Medicines Agency and any other Governmental Entity that regulates the quality, identity, strength, purity, safety, efficacy, manufacturing, distribution, sale, import or export of the Company Products.

“Confidentiality Agreement” means the Bilateral Confidentiality Agreement, effective June 24, 2014, by and between Bausch & Lomb Incorporated and Unilens Corp. USA, as amended by the letter agreement, dated June 26, 2015, between Valeant Pharmaceuticals International, Inc. and the Company.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code.

 “Designated Filings” means all documents filed by the Company on the Electronic Data-Gathering, Analysis and Retrieval (EDGAR) system in the period from July 1, 2014 to the date hereof.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rules of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to (i) the protection or remediation of the environment; (ii) the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; (iii) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (iv) the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, or any other Law of similar effect.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of the Company Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and all other matters related to the transactions contemplated by this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDA” means the U.S. Food and Drug Administration.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, including the FDA, the Centers for Medicare & Medicaid Services, the Department of Health and Human Services Office of Inspector General, Department of Justice and the Office for Civil Rights.

“group” has the meaning ascribed to such term in the Exchange Act, except where the context otherwise requires.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, lead, mold, radioactive material, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Intellectual Property Rights” means U.S. and foreign (a) patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) trademarks, service marks, trade dress, logos, trade names, brand names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof (collectively, “Trademarks”), (c) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) rights in Software, databases and data collections (including knowledge databases, customer lists and customer databases), whether registered or unregistered, and any applications for registration therefor, (e) trade secrets and other rights in know-how and confidential or proprietary information, including concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology and business plans (“Trade Secrets”), (f) URL and domain name registrations, (g) inventions (whether or not patentable) and improvements thereto and (h) all other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

“IT Assets” means the Company’s and the Company Subsidiaries’ computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” of a Person means (a) actual knowledge of any individual listed on Section 8.4 of the Company Disclosure Schedule, in the case of the Company, or any senior officer of Parent, in the case of Parent or (b) any fact or matter which any such person would reasonably be expected to discover or otherwise become aware in the course of the reasonable conduct of his or her duties, including after due inquiry of his or her direct reports.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Other Filings” means all filings made by, or required to be made by, the Company with the SEC, other than the Proxy Statement.

“Outside Date” means October 31, 2015.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the appropriate financial statements in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law, (c) zoning, building and other similar codes and regulations, (d) any conditions that would be disclosed by a current, accurate survey or physical inspection and (e) Liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the value, continued use or operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Product” means all “drugs” and “devices” as those terms are defined in Section 201 of the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), including all biological, pharmaceutical and drug candidates, compounds or products.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, developers’ kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means an unsolicited written bona fide proposal or offer constituting an Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50.1%), and which, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, and the Person making such proposal (a) if accepted, is reasonably likely to be consummated in accordance with its terms, and (b) if consummated would result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent (including pursuant to Section 5.4(e)(ii)).

“Tax Return” means any return, declaration, report, claim for refund or information return or statement of any kind relating to Taxes, including any schedule or attachment, and including any amendment thereof, filed or required to be filed with any Governmental Entity.

“Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, whether disputed or not, including, without limitation, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax.

“Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other media, including Software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, application programming interfaces, user interfaces, network configurations and architectures, lab notebooks, prototypes, biological materials, compounds, samples, studies, or business plans.

“Trade Secrets” has the definition set forth within the definition of “Intellectual Property Rights.”

“Trademarks” has the definition set forth within the definition of “Intellectual Property Rights.”

8.7              Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Alternative Acquisition Agreement”	Section 5.4(f)(i)

“Book-Entry Shares”	Section 2.2(b)

“Canadian Securities Authorities”	Section 4.4

“Cap”	Section 7.2(b)

“Certificate of Merger”	Section 1.2(b)

“Certificates”	Section 2.2(b)

“Change in Control Payment”	Section 2.5(a)

“Change of Board Recommendation”	Section 5.4(a)

“Closing”	Section 1.2(a)

“Closing Date”	Section 1.2(a)

“Company”	Preamble

“Company Benefit Plan”	Section 3.12(a)

“Company Board”	Recitals

“Company Board Recommendation”	Recitals

“Company Bylaws”	Section 3.1(b)

“Company Certificate”	Section 3.1(b)

“Company Common Stock”	Section 2.1(a)

“Company Disclosure Schedule”	Article 3

“Company Financial Advisor”	Section 3.25

“Company Financial Statements”	Section 3.7

“Company Material Contract”	Section 3.14(a)

“Company Options”	Section 2.4(a)

“Company Permits”	Section 3.6(a)

“Company Preferred Stock”	Section 3.2(a)

“Company Representatives”	Section 5.3(a)

“Company SEC Documents”	Section 3.7

“Company Stock Plan”	Section 2.4(a)

“Company Stockholder Approval”	Section 3.27

“Company Stockholders Meeting”	Section 5.2(b)

“Company Subsidiaries”	Section 3.1(a)

“Company Subsidiary”	Section 3.1(a)

“Company 401(k) Plan”	Section 5.8(c)

“Continuing Employees”	Section 5.8(a)

“Controlled Group Liability”	Section 3.12(e)

“Costs”	Section 5.9(a)

“Credit Agreement”	Section 5.12

“D&O Insurance”	Section 5.9(c)

“Debt Payoff Letter”	Section 5.12

“DGCL”	Section 1.1(a)

“Dissenting Shares”	Section 2.3

“Effective Time”	Section 1.2(b)

“ERISA Plan”	Section 3.12(a)

“Fairness Opinion”	Section 3.25

“Health Care Laws”	Section 3.22(a)

“HIPAA”	Section 3.22(a)

“Inclusive Companies”	Section 3.16

“Indemnified Parties”	Section 5.9(b)

“Insurance Policies”	Section 3.19

“IRS”	Section 3.12(b)

“Lease Agreements”	Section 3.14(a)(xii)

“Leased Real Property”	Section 3.21(b)

“Material Intellectual Property”	Section 3.17(b)

“Merger”	Section 1.1(a)

“Merger Consideration”	Section 2.1(a)

“Merger Sub”	Preamble

“New Plan”	Section 5.8(b)

“Notice Period”	Section 5.4(e)(i)

“Option Payments”	Section 2.4(a)

“Owned Material Intellectual Property”	Section 3.17(b)

“Parent”	Preamble

“Parent Representatives”	Section 5.3(a)

“Parent Subsidiaries”	Section 4.3

“Parent Subsidiary”	Section 4.3

“Parties”	Preamble

“Party”	Preamble

“Paying Agent”	Section 2.2(a)

“Payment Fund”	Section 2.2(a)

“Proxy Statement”	Section 3.26

“Registered Intellectual Property”	Section 3.17(a)

“Sarbanes-Oxley Act”	Section 3.7

“Section 16”	Section 5.11

“Shares”	Section 2.1(a)

“Surviving Corporation”	Section 1.1(a)

“Termination Fee”	Section 7.2(b)

“Voting Agreement”	Recitals

8.8              Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.9              Severability.  If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or parts thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the Parties shall modify this Agreement, including restructuring the transactions contemplated hereby, so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.10          Entire Agreement.  This Agreement (together with the Company Disclosure Schedule (which is an integral part of this Agreement and is incorporated herein by reference) and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter of this Agreement and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.11          Assignment.  The Agreement shall not be assigned by any Party by operation of Law or otherwise without the prior written consent of the other Parties; provided, that Merger Sub may assign any of its rights and obligations to Parent or any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder.

8.12          No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the provisions set forth in Section 5.9.

8.13          Mutual Drafting; Interpretation.  Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision.  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.  All references in this Agreement to “$” are intended to refer to U.S. dollars.  Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.14          Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)                This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)               Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matters is vested in the Federal courts, any Federal court located in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Court of Chancery or, to the extent required by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court and (iv) waives, to the fullest extent permitted by Law, (x) any claim that such Party is not personally subject to the jurisdiction of any such court, (y) any claim that such Party and such Party’s property is immune from any legal process issued by any such court and (z) the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.  Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3.  Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c)                EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.15          Counterparts.  This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

8.16          Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached.  It is accordingly agreed that the Parties shall be entitled (without proof of actual damages or otherwise or posting or securing any bond) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, these being in addition to any other remedy to which they are entitled at Law or in equity.  The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide adequate remedy.  Each of the Parties acknowledges and agrees that the right to specific performance and the other relief contemplated herein is an integral part of the transactions contemplated by this Agreement and without such right, none of the Parties would have entered into this Agreement.

 [Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ J.Michael Pearson
Name: J. Michael Pearson
Title: President

ONE EYE MERGER SUB, INC.

By:	/s/ Ari Kellen
Name: Ari Kellen
Title: President

UNILENS VISION INC.

By:	/s/Michael J. Pecora
Name: Michael J. Pecora
Title: Chairman and Chief Executive Officer